FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the "Issuer" or "IMC").

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 31/08/2021:

67,298,438 Common Shares, 7,362,759 Warrants

Date: September 8, 2021

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

  On August 9, 2021, the Issuer announced the following:

  The Issuer's wholly-owned Israeli subsidiary, IMC Holdings Ltd. ("IMC Holdings"), signed a binding letter of intent (the "Binding LOI") with cbdMD, Inc. ("cbdMD") (NYSE American: YCBD, YCBDpA), a leading CBD health and wellness company in the United States. Under the Binding LOI, and subject to (i) entering into a definitive supply and license agreement; and (ii) the legalization of CBD for non-medical purposes in Israel; and (iii) meeting certain minimum quantity targets, IMC Holdings will have the exclusive right to import, sell, distribute and market cbdMD branded products in Israel.

  Further to the Issuer's press releases dated April 30, 2021 and June 1, 2021, the Issuer provided additional information on the share consideration component of its acquisition of the Panaxia-to-the-Home online pharmacy and trading house license (the "Panaxia Assets") from Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel, Ltd. group of companies ("Panaxia"). Pursuant to the definitive agreement with Panaxia (the "Panaxia Agreement") under which the Issuer will acquire the Panaxia Assets for an aggregate purchase price of $7.2 million, consisting of (i) $2.9 million in cash;  and (ii) $4.3 million in common shares of the Issuer ("Panaxia Consideration Shares") issued in up to five instalments. The deemed price of each Panaxia Consideration Share is calculated based on the average closing price of the Issuer's common shares on the Nasdaq Capital Market ("Nasdaq") over the 10 trading day period immediately preceding the date of issuance. On July 30, 2021, the Issuer issued the first instalment of 142,007 Panaxia Consideration Shares at a price of US$5.009 per Panaxia Consideration Share, representing an aggregate value of US$711,313. The next three instalments will be issued on the first trading day of each of the next three consecutive months. The final instalment will be issued upon the later of (i) four months from the issuance of the first instalment of Panaxia Consideration Shares; or (ii) the second closing of the Transaction, which is subject to the approval of the Israeli Ministry of Health.

  On August 16, 2021, the Issuer filed its interim financial statements and MD&A for the three and six months ended June 30, 2021, and announced its unaudited financial results for Q2 2021.

  Also on August 16, 2021, the Issuer announced that its wholly-owned subsidiary, IMC Holdings, signed a definitive agreement to acquire 51% of the issued and outstanding ordinary shares of Revoly Trading and Marketing Ltd., dba Vironna Pharm ("Vironna") (the "Vironna Transaction") for a total consideration of approximately $3.3 million, comprised of $1.9 million in cash and $1.4 million in common shares of the Issuer to be issued on the closing date (the "Vironna Consideration Shares"). Vironna is a leading pharmacy licensed to dispense and sell medical cannabis to licensed medical cannabis patients, located in central Israel and is one of the leading pharmacies in serving patients pertaining to the Arab population in Israel. The closing of the Vironna Transaction is conditional upon receipt of all requisite approvals, including from the Israeli Medical Cannabis Unit. The number and deemed price of the Vironna Consideration Shares will be calculated based on the average closing price of the Issuer's common shares on Nasdaq over the 14 trading day period immediately preceding the date of issuance.

  On August 19, 2021, Focus Medical Herbs Ltd., issued its first purchase order for approximately 220 kilograms of medical cannabis purchased from The Flowr Corporation. This order is expected to be exported to Israel in Q4 2021.

2. Provide a general overview and discussion of the activities of management.

Management of the Issuer ("Management") is focused on continuing the Issuer's growth in all three markets in which it currently operates: Israel, Germany and Canada. Following the successful completion of the acquisition of Trichome Financial Corp. ("Trichome") and MYM Nutraceuticals Inc. ("MYM") on March 18, 2021 and July 9, 2021, respectively, Management is focused on integrating and managing its Canadian assets in Canada and maximizing company-wide revenue and margins. Management is also focused on identifying new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, entering the distribution and retail segments in Israel, and securing additional supply, distribution and sale agreements in Germany and in Israel through Focus Medical.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable.

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

On August 3, 2021, the Issuer announced the Binding LOI with cbdMD, as further described in Section 1. cbdMD is not a related Person of the Issuer.

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

The factoring agreement (the "Auxly Agreement") between Auxly Cannabis Group Inc. ("Auxly") and Trichome Financial Cannabis Private Credit LP ("Trichome LP") expired. Auxly and Trichome LP mutually agreed to not renew the Auxly Agreement. Trichome LP is an equity accounted investment under IFRS of the Issuer's subsidiary Trichome.

Trichome LP repaid all capital contributed by participants which was initially used to finance the Auxly Agreement. This included repayments to Trichome, as well as members of key management who had contributed to Trichome LP at the onset of the Auxly Agreement.

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

  On August 16, 2021, the Issuer announced the Vironna Transaction, as further described in Section 1. Vironna is not a Related Person of the Issuer.

8. Describe the acquisition of new customers or loss of customers.

Not Applicable.

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not Applicable.

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

Not Applicable.

11. Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable.

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not Applicable.

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

As previously noted in the May 2021 CSE Form 7, Trichome JWC Acquisition Corp. ("TJAC"), a wholly-owned subsidiary of Trichome, entered into a revolving credit facility (the "Facility") with a private Canadian creditor for a total commitment of up to $5 million.

During the month, TJAC amended the terms of the Facility to include the Issuer's newly acquired subsidiary, MYM, as a borrower thereunder.

Amending the Facility to include MYM as a borrower was a strategic initiative which will ultimately improve cashflow management and liquidity for the Issuer's operating Canadian subsidiaries.

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
None.

(1) State aggregate proceeds and intended allocation of proceeds.

15. Provide details of any loans to or by Related Persons.

See Section 6 for more details regarding transactions involving related parties during the month.

16. Provide details of any changes in directors, officers or committee members.

Not Applicable.

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

The current global uncertainty with respect to the spread of COVID-19, the rapidly evolving nature of the pandemic and local and international developments related thereto and its effect on the broader global economy and capital markets may impact the Issuer's business in the coming months.

The Issuer has taken proactive measures to protect the health and safety of its employees in order to continue delivering high quality medical cannabis products to its patients and to maintain its financial health. The Issuer has postponed planned investments in certain jurisdictions until global economic risks subside, but it continues to focus on its acquisition strategy in Canada and Europe. The Issuer also continues to develop the IMC brand by increasing physician awareness and engagement to drive sales of IMC-branded medical cannabis products in Germany and by seeking new supply and sales agreements in Israel.

While the precise impact of the COVID-19 outbreak on the Issuer remains unknown, the rapid spread of COVID-19 and declaration of the outbreak as a global pandemic have resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which could have negative impact on businesses around the world, including the cannabis markets in which the Issuer and its subsidiaries and related companies operate. Such implications may also affect Trichome's debtors, including their respective abilities to repay their obligations. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: September 8, 2021

Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End August 2021	Date of Report YY/MM/D 2021/09/08
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 546687515
Contact Name Yael Harrosh	Contact Position General Counsel and Business Manager	Contact Telephone No. +972 546687515
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/